AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

August 12, 2019

VIA EDGAR

Mark Cowan, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund – Preliminary Proxy Filings (PRE 14A) in connection with the liquidations of each of the Diversified Alternatives Portfolio and the Equity Long/Short Portfolio

Dear Mr. Cowan:

This letter is being provided in response to comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff on August 2, 2019 concerning the preliminary proxy statements for Pacific Select Fund (the “Registrant”) on Schedule 14A, which were filed July 26, 2019 with the Commission in connection with the proposed liquidations of each of the Diversified Alternatives Portfolio and the Equity Long/Short Portfolio (each a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by Registrant’s responses. The staff’s comments apply to both preliminary proxy statements that were filed by the Registrant. Any capitalized terms not defined herein have the meanings as defined in the respective proxy statement of the Registrant.

1.	a. Comment: General Comments: Please confirm that each Fund will stay current on all of its filing obligations until the Fund is liquidated.

Response: So confirmed.

b. Comment: Please be sure to mark each Fund’s series and class identifiers as inactive once the respective liquidation is consummated.

Response: The Registrant agrees to do so once the Fund’s filing obligations are completed.

c. Comment: Please confirm that each Fund will use reasonable efforts to locate all shareholders.

Response: So confirmed.

d. Comment: Please confirm that each Fund will decide on the collectability of all receivables and that it will include in its respective liquidation costs anything that it believes will not be collected.

Response: So confirmed.

e. Comment: Please include an estimate of the liquidation costs in each Fund’s proxy statement.

Response: The requested disclosure will be added.

f. Comment: Please advise whether the Codification Topic 450 and Financial Accounting Standards Board – FAS 5 will be used in accounting for each Fund’s liquidation (i.e., to make sure the Fund has set aside the appropriate amount of assets to cover its liabilities).

Response: No. Loss contingencies will not be accrued to the Liquidating Fund. All Contract Owners will be liquidated based on the Liquidating Fund’s net asset value on the liquidation date.

2.	Comment: Introduction: In the first sentence, please add “to be voted at a special meeting of shareholders” before “to be held on October 15, 2019 (the “Meeting”).”

Response: The requested disclosure will be added.

3.	a. Comment: The Liquidation: Approval of the Liquidation: Please include any considerations adverse to the proposal for each Fund.

Response: The circumstances leading up to the proposal to the Board to liquidate each Fund did not give rise to any considerations that were adverse. As such, the Registrant respectfully declines this request.

b. Comment: Please consider including a discussion of the conclusions as to the above factors that formed the basis of the Board’s recommendation that shareholders approve the liquidation of each Fund.

Response: The requested disclosure will be added.

4.	Comment: Summary of the Plan of Liquidation: Transfers out of the Liquidating Fund: Please explain supplementally whether shareholders will receive any other notice or reminder regarding the right to transfer (without counting toward the transfer limitations under the contracts) prior to expiration of the 30 day window post liquidation.

Response: In addition to the contract prospectus supplements that will be issued to Contract Owners described in each Fund’s proxy statement, Contract Owners have been mailed a notice of the 30 day “free transfer” period by the Trust and will receive a notice on their trade confirmation reminding them that they may transfer out of the Fidelity Variable Insurance Products Government Money Market Portfolio without such transfer counting towards the transfer limitations.

5.	a. Comment: General Information: Solicitation of Proxies: Please state the name and address of the Fund’s adviser, principal underwriter and administrator. See Item 22(a)(3)(i) to Schedule 14A.

Response: The requested disclosure will be added.

b. Comment: Ownership of Shares of the Liquidating Fund: Please clarify the “Percent of Class” column heading in the Principal Holders of Fund Shares table to describe percentage of class owned.

Response: The “Percent of Class” column heading in the Principal Holders of Fund Shares table will be revised to “Percent of Class Owned.”

6.	Comment: Proxy Card: A proxy may confer discretionary authority with respect to matters as to which a choice is not specific by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case. Please bold face the disclosure in the proxy card that states how the proxy is intended to be voted where the Contract Owner has not indicated a choice for the proposal.

Response: The requested disclosure will be boldfaced.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP

3